Contact

www.linkedin.com/in/wkortschak (LinkedIn)
www.firestreak.com (Company)

Top Skills

Business Strategy
Vision Development
Venture Capital

Languages

French (Professional Working)
German (Professional Working)
English (Full Professional)

Patents

SCRIPT WRITING AND CONTENT GENERATION TOOLS AND IMPROVED OPERATION OF SAME

PRE-PRODUCTION TOOLS AND IMPROVED OPERATION OF SAME

Walter Kortschak

VC, Firestreak Ventures; Senior Advisor, Summit Partners; Trustee, Caltech
United States

Summary

Walter is an engineer, venture capitalist, senior advisor at Summit Partners and a board trustee of Caltech. He has 39 years of experience as an investor from seed through growth stage.

Walter started his VC career at the first seed venture firm (Crosspoint) in 1985 and then helped build one of the first growth private equity funds (Summit) in 1989. In 2013, he helped launch SignalFire as the first data-driven seed fund using a proprietary AI/ML platform to source investments and track technical talent across the globe. In 2023, he transitioned exclusively to investing his own capital through Firestreak in pre-seed and seed stage companies in ML/AI infra, open-source, cybersecurity and vertical AI/SaaS.

Walter’s core work is to amplify a founder's ambition and to bring to the surface the most creative generative capacities they have. He’s invested in more than 70 companies and helped more than 60 companies exit profitably for founders and investors alike, including 24 IPOs. He was selected 6 times to the Forbes Midas List.

Select current investments:
Anthropic
Cohere
Databricks
Hugging Face
OpenAI
Stripe
Perplexity
Groq
Skyflow
etched.ai
Codesphere
iKHOR Studios
Athena

HeroDevs
Owner
Rezi
MotherDuck
Oleria
Permit.io
Playco
Isometric
Redwood Materials
SpaceX
Toku
Bubble
ClassDojo
Elliptic
Finni Health
Sightline Payments
Forter
Gorgias

Select previous investments:
Trade Desk (IPO)
Robinhood (IPO)
Lyft (IPO)
Palantir (IPO)
Frame.io (now Adobe)
Main Street Hub (now GoDaddy)
First Republic Bank (IPO)
Healthiest You (now Teladoc)
Seismic Games (now Niantic)
ServiceMesh (now CSC)
Simility (now PayPal)
Ubalo (now Twitter)
E-TEK Dynamics (IPO, JDSU)
Finisar (IPO)
McAfee (IPO)
Xylan (IPO)
AltoCom (now Broadcom)
M-Audio (IPO, Avid Tech)
Diamond Multimedia (IPO)
AlphaSmart (IPO)

Card Capture Services (now E*Trade)
HealthCare Partners (now DaVita)
Harris Research (now Home Depot)
Global Cash Access (IPO)
HMT Technology (IPO)
NetCom Systems (IPO)
NightHawk Radiology (IPO)
MECON (IPO)
Physicians Formula (IPO)
Simulation Sciences (IPO)
SteriGenics (IPO)
SoftDesk (IPO)
WebSideStory (IPO)

Experience

Firestreak Ventures
Partner
January 2022 - Present (2 years 11 months)
United States / United Kingdom

https://www.firestreak.com

Kortschak Investments
Partner
January 2010 - Present (14 years 11 months)
United States / United KIngdom

http://www.kortschak.com

Summit Partners
35 years 6 months

Senior Advisor
July 2023 - Present (1 year 5 months)
United States

Former Managing Partner
October 2017 - June 2023 (5 years 9 months)
Menlo Park, California, United States

Senior Advisor & Board Member
January 2010 - October 2017 (7 years 10 months)
Palo Alto, California, United States

Managing Partner
January 1998 - January 2010 (12 years 1 month)
Menlo Park, California, United States

General Partner
June 1989 - January 1998 (8 years 8 months)
Menlo Park, CA

http://www.summitpartners.com

SignalFire
11 years 6 months

Chairman Emeritus/Founding Investor
July 2023 - Present (1 year 5 months)

Executive Chairman & CIO
October 2017 - June 2023 (5 years 9 months)
San Francisco, California, United States

Founding Investor & Advisor
June 2013 - October 2017 (4 years 5 months)
San Francisco, CA

http://www.signalfire.com

Vital Interaction
Board Member & Seed Investor
February 2023 - Present (1 year 10 months)
United States

https://www.vitalinteraction.com

Playco
Board Member & Investor
June 2019 - Present (5 years 6 months)
Tokyo, Japan

https://www.play.co

Rezi
Board Member & Seed Investor
May 2024 - Present (7 months)
Seoul, South Korea

https://www.rezi.ai

Sightline Payments

Board Member & Founding Investor
December 2011 - Present (13 years)
Las Vegas, Nevada, United States

https://sightlinepayments.com

Toku
Board Member & Seed Investor
November 2020 - Present (4 years 1 month)
Tokyo, Japan

https://www.toku.com

Torpago
Board Member & Seed Investor
October 2021 - Present (3 years 2 months)
San Francisco Bay Area

https://www.torpago.com

Caltech
Member, Board of Trustees
April 2012 - Present (12 years 8 months)
Pasadena, California

http://www.caltech.com

Member of Business and Finance Committee, Development Committee, Technology Transfer Committee

End Cue
Co-Founder/ Principal
March 2013 - Present (11 years 9 months)
Culver City, California

http://www.endcue.com

Bubble
Board Member
February 2019 - June 2023 (4 years 5 months)
New York, United States

http://www.bubble.io

Robinhood
Early Investor
May 2013 - July 2021 (8 years 3 months)

Menlo Park, California, United States

http://www.robinhood.com

Palantir Technologies
Early Investor
April 2015 - September 2020 (5 years 6 months)
Palo Alto, California, United States

http://www.palantir.com

Elliptic
Board Member
December 2017 - March 2020 (2 years 4 months)
London, England, United Kingdom

https://www.elliptic.co

Lyft
Early Investor
March 2015 - March 2019 (4 years 1 month)
San Francisco Bay Area

http://www.lyft.com

The Trade Desk
Founding Investor
June 2012 - September 2016 (4 years 4 months)
Ventura, California, United States

http://www.thetradedesk.com

First Republic Bank
Founding Investor
May 2010 - December 2010 (8 months)
San Francisco, California, United States

http://www.firstrepublic.com

National Venture Capital Association
Member, Board of Directors
May 2003 - April 2007 (4 years)
Washington, District of Columbia, United States

E-TEK Dynamics (JDSU)
Founding Investor and Chairman
July 1997 - June 2000 (3 years)

San Jose, CA

Chairman 1997-2000.

McAfee

Founding Investor and Board Member

1991 - 1999 (8 years)

Santa Clara, CA

Board Director 1991 - 1999.

Crosspoint Venture Partners

Vice President/Associate

June 1985 - June 1989 (4 years 1 month)

Woodside, California, United States

MSC Software

Principal Software Engineer

June 1982 - June 1985 (3 years 1 month)

Santa Ana, CA

Education

California Institute of Technology

M.S., Engineering · (1981 - 1982)

UCLA Anderson School of Management

M.B.A., Finance · (1984 - 1986)

Oregon State University

B.S., Engineering · (1977 - 1981)